News Release

Taglich Brothers Initiates Coverage on Resin Systems

Edmonton, Alberta, June 29, 2004: Resin Systems Inc. (RSI) (RS–TSX Venture / RSSYF – OTCBB) wishes to advise that its stock has received a “Speculative Buy” rating from Taglich Brothers Inc., an accredited United States based research firm.

The analysis is done independently by Taglich Brothers Inc. (www.taglichbrothers.com), according to accepted valuation principles. Resin Systems was not informed of the final contents of the report prior to publication. Taglich Brothers Inc. will be publishing at least 4 quarterly independent research reports over the course of one year.  Taglich Brothers Inc. has received a $5,000 retainer and will receive a monthly monetary fee of $1750 for the creation and dissemination of the research reports.

RSI is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version™ brand name.  RSI's common shares are listed on the TSX Venture Exchange under the trading symbol 'RS' and on the OTCBB under the trading symbol ‘RSSYF’.

For further information contact:

Greg Pendura

President & CEO

Resin Systems Inc.

Ph: +1 (780) 482-1953

Email: gregp@grouprsi.com

www.grouprsi.com

Note: RS would like to remind shareholders and interested parties that regular commentary on the Company’s activities is available by registering for the Insight newsletter, a free-biweekly electronic publication of The Howard Group, www.howardgroupinc.com one of Resin Systems’ Investor Relations firms.

This news release contains "forward-looking statements" within the meaning of the United States federal securities laws. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Resin Systems Inc. undertakes no obligation to publicly update or revise any forward-looking statement contained in this news release except as required by law.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.